July 24, 2020

Eric Atallan

Lynn Dicker

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington , D.C. 20549

Dear Division of Corporation Finance:

We have received your comments and questions concerning our registration statement dated July 7, 2020 referencing Form S-1/A-3. Please find herein our responses. In addition, on July 20, 2020, we have refiled the registration statement on Form S-1A.

Sincerely,

Matthew Wolfson

CEO

16561 N. 92nd St · Suite D101 · Scottsdale, AZ 85260 · Voice: (888)-880-7888 · Fax: 480-452-1518

Amendment No. 3 to Form S-1 filed July 7, 2020

Note 2 - Summary of Significant Accounting Policies Going Concern, page 62

1.       We note your revised disclosures in response to comment 4, however, your calculation of working capital deficit continues to exclude customer deposits and KISS liability. If you continue to present working capital deficit, please revise your calculation to only use current assets and current liabilities as determined under accounting principles generally accepted in the United States of America. Refer to the definition of working capital in the FASB Codification Master Glossary.

Response:       We corrected our disclosure to use only current assets and current liabilities; see page 62, Note 2, Going Concern:

“Since inception, the Company has incurred approximately $5.3 million of accumulated net losses, which includes approximately $1.6 million related to the adjustment to fair market value of the Company’s related party KISS liability. In addition, during the year ended December 31, 2019, the Company used $280,772 in operations and had a working capital deficit of $2,190,399.”

Note 6 - Kiss Liability - Related Party, page 68

2.       We note from your response to comment 2 that you are not in default on your KISS liability. Please reconcile this with your disclosure on page 68 that indicates that this liability is currently in default.

Response:       This error was corrected to be consistent with our other disclosures. See page 68:

“In November 2018, the Company entered into KISS agreement with a related party for a purchase price of $35,000. The purchase price of the KISS agreement is non-interest bearing, matures twelve months from the issuance date in November 2019 and has been recorded as KISS liability- related party in the current liabilities section of the Company’s balance sheet. The Company's obligation is to convert the KISS note into common shares upon election of the investor. To date, the investor elected to convert one million shares and the Company fulfilled its obligation and is not in default.”

Part II

Item 15. Recent Sales of Unregistered Securities, page 95

3.       Please furnish the information required by Item 701 of Regulation S-K.

Response:       We disclosed our recent sales of unregistered securities per Item 701. See pages 95-100.

16561 N. 92nd St · Suite D101 · Scottsdale, AZ 85260 · Voice: (888)-880-7888 · Fax: 480-452-1518

Sincerely yours,

/s/ Matthew Wolfson

Matthew Wolfson

Chief Executive Officer

ACKNOWLEDGEMENT

On behalf of ElectroMedical Technologies, Inc. [the Company], I hereby acknowledge:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Matthew Wolfson

Matthew Wolfson

Chief Executive Officer

16561 N. 92nd St · Suite D101 · Scottsdale, AZ 85260 · Voice: (888)-880-7888 · Fax: 480-452-1518